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                             October 27, 2021

       Peter Wall
       Chief Executive Officer
       Argo Blockchain Plc
       9th Floor
       16 Great Queen Street
       London WC2B 5DG
       England

                                                        Re: Argo Blockchain Plc
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
22, 2021
                                                            CIK No. 0001841675

       Dear Mr. Wall:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Nigel Wilson